SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              S C H E D U L E 13D/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                          NOTE BANKERS OF AMERICA, INC.
                                (Name of Issuer)


                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)


                                   66975l 10 5
                                  (CUSIP Number)

                                    Copy to:

                             M. Stephen Roberts, Esq.
                            One Riverway, Suite 1700
                                Houston, TX 77056
                             Telephone (713) 961-2696
                            Facsimile (713) 961-1148
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                November 6, 1997
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following space __.

Check the following space if a fee is being paid with the statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

See  Rule  13d-l(a)  for  other  parties  to  whom  copies  are  to  be  sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D/A (No. 1)

CUSIP  No.66975l  10  5


(1)     Name  Of  Reporting  Person

        Allen  E.  Myers

(2)     Check  the  Appropriate  Box  if  a  Member  of  a  Group*

        (a)  /  /
        (b)  /  /

(3)     SEC  Use  Only


(4)     Source  of  Funds.

        NA

(5)     Check  Box  if  Disclosure  of  Legal  Proceedings  is  Required  /  /

(6)     Citizenship  or  Place  of  Organization

        US

Number  of  Shares               (7)  Sole  Voting  Power          124,500
Beneficially  Owned              (8)  Shared  Voting  Power              0
By  Each  Reporting              (9)  Sole  Dispositive  Power     124,500
Person  With                    (10)  Shared  Dispositive  Power         0


(11)     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person.

         124,500

(12)     Check  if  the  Aggregate  Amount  in row (11) Excludes Certain Shares.

         /  /

(13)     Percent  of  Class  Represented  by  Amount  in  Row  (11).

         0.5%

(14)     Type  of  Reporting  Person.

         IN

                                  SCHEDULE 13D

Item  1.     Security  and  Issuer.

          This Schedule 13D/A relates to the shares of common stock, $.001 par value ("Shares") of Note Bankers of America, Inc. (the "Company"). The address of the Company is One Riverway, Suite 1700, Houston, TX 77056. This Schedule 13D/A is being filed because of certain dispositions of Common Stock set forth in Item 3 below.

Item  2.     Identity  and  Background.

          (a)     Allen  E.  Myers
          (b)     4003  Cypressdale  Drive
                  Spring  TX  77388
          (c) The principal occupation of Mr. Myers is principal in a private mortgage banking business.
          (d) During the last five years, the reporting person identified in this Item 2 has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction or as a result of any such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)     US  citizen

Item  3.     Source  and  Amount  of  Funds  or  Other  Consideration.

          Not  Applicable.

Item  4.     Purpose  of  Transaction.

     On November 6, 1997, Note Bankers of America, Inc. (the "Registrant"), Allen E. Myers ("Myers") and E. Donald DeYoung ("DeYoung"), then principal shareholders of Registrant (the "Principal Shareholders") consummated an agreement ("Debt Release Agreement") with M. Stephen Roberts, Esq. ("Roberts") pursuant to which control of the Registrant shifted to Roberts. Pursuant to the Debt Release Agreement, Myers and DeYoung transferred 9,265,500 and 9,374,500 shares respectively of Registrant's "unregistered" and "restricted" common stock to Roberts in exchange for Roberts' release of Registrant from a $35,000 obligation for legal services and approximately $10,000 in additional services rendered to Registrant. The total of 18,640,000 shares of Registrant transferred to Roberts by the Principal Shareholders represented approximately 80% of the outstanding stock of the Registrant following the transfer.

     As set forth in Registrant's Form 8-K filed on November 25, 1997,the Debt Release Agreement was part of a series of transactions consummated by Registrant on November 6, 1997 that included the sale of (i) 100% of the common stock of Private Mortgage Bankers, Inc. ("PMB"), a wholly owned subsidiary of Registrant, to Allen E. Myers for nominal consideration, and (ii) 100% of the common stock of Life Today, Inc. ("Life Today"), a wholly owned subsidiary of Registrant, to Richard E. Perry for nominal consideration(the "Disposition"). This Disposition represented the sale of substantially all of the remaining assets of Registrant. Myers was a former owner of PMB, an officer and director of Registrant and a director of PMB and Life Today. Perry was a former owner of Life Today and an officer of Life Today. As further consideration for the transfers, Myers and PMB and Perry and Life Today agreed to indemnify and hold harmless Registrant from certain debts and obligations arising from the respective business operations of PMB and Life Today.

     In connection with the Disposition and the change in control of Registrant, Allen E. Myers, E. Donald DeYoung and Louis J. Blenderman, being all of Registrant's directors, declined to stand for re-election and resigned effective November 6, 1997. Additionally, Allen E. Myers, Chairman and CEO of the Registrant prior to the Disposition, E. Donald DeYoung, president of the Registrant prior to the Disposition and William T. Herndon, Secretary/Treasurer of the Registrant prior to the Disposition, all resigned.

Item  5.     Interest  in  Securities  of  the  Issuer.

          (a) Myers directly owns 124,500 Shares representing in the aggregate approximately 0.5% of the total outstanding Shares of Issuer.

          (b)
               (i)     Sole  power  to  vote  or  direct  the  vote:
                       124,500

               (ii)    Shared  power  to  vote  or  direct  the  vote:
                       None.

               (iii)   Sole  power  to  dispose  or direct the disposition of:
                       124,500

               (iv)    Shared  power  to  dispose or direct the disposition of:
                       None.

          (c)     None.

          (d)     Not  Applicable.

          (e)     Not  Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Prior to the Disposition described herein, the voting rights with respect to 125,000 Shares owned by E. Donald DeYoung were governed by a Voting Agreement between the undersigned and E. Donald DeYoung dated August 15, 1996. Under that agreement Mr. DeYoung agreed that, with respect to the 125,000 shares owned by DeYoung, for as long as he owned said shares or until said shares were sold to a third party non-affiliate of DeYoung, the holder of such shares will abstain from voting said shares with respect to any matters as may come before the shareholders of the Company, provided however, said shares may be voted pursuant to the written consent of Myers and as may be determined in each case by the joint agreement of Myers and DeYoung. That agreement has been rescinded by mutual consent.


Item  7.     Material  to  be  filed  as  Exhibits.

          The  following  exhibits  are  filed  as  part  of  this  Schedule 13:

               None

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:  1/18/99                    /S/  Allen  E.  Myers
                                  ---------------------
                                       Allen  E.  Myers